Filed by Qell Acquisition Corp.
Pursuant to Rule 425 under the Securities
Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Lilium GmbH
Commission File No. 001-39571

Lilium holds Capital Markets Day, announces plan for $1 billion commercial deal & strategic alliance with leading Brazilian airline Azul and the appointment of new board members following business combination with Qell

●	Lilium and Azul intend to enter negotiations to build an exclusive eVTOL network in Brazil expected to start in 2025

●	Lilium plans to sell 220 jet aircraft, for up to $1billion, for Azul to operate across the network

●	Tesla veteran Gabrielle Toledano and accomplished aviation executive Henri Courpron to join Lilium’s Board of Directors following business combination with Qell

Munich/Sao Paulo, August 2, 2021: Lilium GmbH (“Lilium”), positioned to be a global leader in regional electric air mobility, announced that it intends to enter into a $1 billion commercial deal and strategic alliance with leading Brazilian airline Azul S.A (“Azul”) (B3: AZUL4, NYSE: AZUL). It also announced the appointment of Gabrielle Toledano and Henri Courpron to the Board of Directors of Lilium N.V. upon completion of Lilium’s business combination with Qell Acquisition Corp (“Qell”) (NASDAQ: QELL).

These announcements coincide with Lilium’s Capital Market Day, taking place at 11:00 AM ET on Monday, August 2, 2021.

Lilium plans to work with Azul to radically transform high-speed regional transportation in a country which sees close to 100 million domestic air passengers a year and is currently one of the world’s leading civilian helicopter and business aviation markets. Combining Azul’s deep knowledge of the Brazilian market with Lilium’s unique eVTOL aircraft platform, the companies plan to negotiate the terms for the establishment of a co-branded network in Brazil. As part of the commercial arrangement, Lilium would intend to sell 220 aircraft for Azul to operate across the network expected to start in 2025 for an aggregate value of up to $1 billion. The strategic alliance and aircraft order with Azul remain subject to the parties finalizing commercial terms and definitive documentation relating thereto.

Azul would expect to operate and maintain the Lilium Jet fleet, while Lilium would provide an aircraft health monitoring platform, replacement batteries and other custom spare parts. Azul also expects to support Lilium with the necessary regulatory approval processes in Brazil for certification of the Lilium Jet and any other required regulatory approvals.

Lilium plans to be in operation in multiple regions in 2025, offering people the opportunity to travel faster than existing high-speed alternatives and with zero-operating emissions. Lilium’s Brazil launch plans would be expected to provide significant incremental revenue alongside previously announced network launch plans in Europe and the US.

Daniel Wiegand, Co-Founder and CEO of Lilium said: “Azul has brought convenient and affordable air travel to underserved markets across the Americas and this makes them an ideal partner for Lilium. We’re excited to work with Azul’s seasoned team to deploy a co-branded eVTOL network in Brazil. We’re also thrilled to welcome Gabrielle Toledano and Henri Courpron to the future Board of Directors of Lilium N.V., where they’ll strengthen our Board with their operational and financial experience.”

John Rodgerson, CEO of Azul, said: “Azul is the largest domestic airline in Brazil in terms of cities served and daily departures. Our brand presence, our unique route network, and our powerful loyalty program give us the tools to create the markets and demand for the Lilium Jet network in Brazil. As we did in the Brazilian domestic market over the last 13 years, we look forward to again, now with the Lilium Jet, working to create a whole new market in the years to come.”

David Neeleman, Chairman of Azul, said: “Since Azul’s founding 13 years ago, the Brazilian aviation market has doubled with Azul capturing almost 60% of the growth. We know how to create and grow new markets, and once again we see huge market opportunity by bringing the Lilium Jet to Brazil.”

Lilium also announced the appointment of Gabrielle Toledano, Chief Operating Officer at Keystone Strategy LLC, and Henri Courpron, Founder and Chairman of Plane View Partners LLC, and former CEO of ILFC and Airbus North America to the Board of Directors of Lilium N.V., which will be chaired by former Airbus CEO Thomas Enders, upon completion of the business combination with Qell.

Gabrielle Toledano brings over 30 years of leadership experience in technology, gaming and digital transformation within Fortune 500 companies such as Tesla, Electronic Arts, Microsoft and Oracle. She is currently the Chief Operating Officer at Keystone Strategy LLC. Her previous positions include the role of Executive in Residence for Comcast Ventures and its portfolio companies and Chief People Officer at Tesla, Electronic Arts and Siebel Systems.

With over 30 years in management positions in the aviation industry, Henri Courpron will add extensive industry expertise to Lilium’s board. He is currently Chairman of Plane View Partners LLC, an aviation and aerospace advisory firm, and was previously the Chief Executive Officer of International Lease Finance Corporation (“ILFC”) where he led a series of strategic initiatives to strengthen its financial position, governance and global footprint. Prior to joining ILFC, he served for 20 years at Airbus in a number of management positions, including President and Chief Executive Officer of Airbus, North America. Henri is also a former director of Azul Airlines in Brazil and TAP Portugal. He is a current director of Breeze Airways.

Gabrielle Toledano, a former Electronic Arts and Tesla senior executive, said: “Lilium’s vision is key to the future of how we travel. I look forward to bringing my operative experiences to helping the company scale and reach its potential to provide an accessible mode of high-speed, regional transportation with zero operating emissions to the world.”

Henri Courpron, Founder and Chairman of Plane View Partners LLC, and a former CEO of ILFC and Airbus North America, said: “Emissions free aviation is not a matter of 'if' but 'when'. With a unique design, Lilium is bringing together new ideas and talent with proven executives and technology under Daniel’s vision and leadership. I am delighted to have been invited to pass my decades of experience along to the next generation of innovators and leaders in aviation.”

About Lilium:

Lilium’s vision is to create a sustainable and accessible mode of high-speed, regional transportation. Using the 7-Seater Lilium Jet, an electric vertical take-off and landing jet, offering leading capacity, low noise and high performance, Lilium is building a transport network and service for people and goods. Working with aerospace, technology and infrastructure leaders, commercial operations are planned to launch in 2024. Lilium’s 650+ strong team includes approximately 400 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

About Azul:

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers around 700 daily flights to more than 110 destinations. With an operating fleet of more than 160 aircraft and more than 12,000 crewmembers, Azul has a network of more than 200 non-stop routes. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding the proposed commercial deal and strategic alliance with Azul, Lilium’s, Qell’s and Lilium N.V.’s proposed business and business model, the markets and industry in which Lilium, Qell and Lilium N.V. (collectively, the “Lilium Group”) intend to operate and the anticipated timing of the commercialization and launch of the Lilium Group’s business, and comparable statements regarding Azul and its business model, proposed business and future plans, in both cases including any statements relating to the intended operation and anticipated timing of the potential commercial arrangements between the Lilium Group and Azul and the prospective launch of the possible eVTOL network in Brazil, as well as the appointment of Lilium N.V.’s directors. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. The Lilium Group and Azul both operate and will continue to operate in a rapidly changing emerging industry. New risks emerge every day. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements, including any statements regarding whether any strategic alliance between the Lilium Group and Azul will be effected, the number or price of Lilium jets to be acquired (or if any such Lilium jets will be acquired at all) by Azul, the price to be paid therefor and the timing of launch or manner in which any proposed eVTOL network will operate in Brazil, if at all. Actual events or results may differ materially from those contained in the projections or forward-looking statements.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to, the following risks: (i) the business combination with Qell may not be completed in a timely manner or at all, which may adversely affect the price of Qell’s securities; (ii) the business combination may not be completed by Qell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Qell; (iii) the parties’ failure to satisfy the conditions to the consummation of the business combination, such as Qell’s shareholders or Lilium’s shareholders failing to adopt the business combination agreement, failing to satisfy the minimum trust account amount following redemptions by Qell’s public shareholders or an inability to secure necessary governmental and regulatory approvals; (iv) the impact of COVID-19 on Lilium’s or Azul’s businesses or the business combination between Lilium and Qell; (v) the Lilium Group’s and/or Azul’s ability to implement their respective business plans, operating models, forecasts and other expectations and identify and realize additional business opportunities including, with respect to the Lilium Group, after the completion of the proposed business combination with Qell; (vi) the failure of the Lilium Group and its current and future business partners to successfully develop and commercialize the Lilium Group’s business or significant delays in its ability to do so, including any delays in the Lilium Group’s ability to launch its service on the timeline and at the locations anticipated or at all; (vii) the Lilium Group’s inability to secure or protect its intellectual property; (viii) the effect of the announcement or pendency of the proposed business combination on Lilium Group’s business relationships, performance and operations generally; (ix) the outcome of any legal proceedings that may be instituted against Qell or the Lilium Group related to the proposed business combination; (x) that any anticipated plans may be impacted by any developments in Brazil, the Brazilian airline industry or in the development of international, regional or local aircraft technology in Brazil, including as it relates to aircraft to be used for any proposed eVTOL network in Brazil and general developments with respect to Azul’s business focus and current and future plans; (xi) Lilium and Azul may fail to agree upon commercial terms for their arrangement or fail to finalize and enter into definitive documentation relating to the anticipated commercial transaction and strategic alliance; (xii) that the final terms of any commercial transaction and strategic alliance with Azul may differ, including materially, from the terms currently anticipated; (xiii) the revenue derived from the planned Brazilian network may be less than currently anticipated; and (xiv) any failure of the Lilium Group or Azul to obtain the necessary regulatory approvals to operate any possible network in Brazil on the timeline and at the locations anticipated or at all. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and neither the Lilium Group nor Azul assumes any obligation to, and neither the Lilium Group nor Azul intends to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. A further list and description of risks, uncertainties and other matters with respect to the Lilium Group can be found in the Registration Statement (as defined below), including those risks outlined in “Risk Factors,” and in subsequent U.S. Securities and Exchange Commission (“SEC”) filings by the Lilium Group and, with respect to Azul, can be found in the filings from time to time made by it with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2020 and its periodic reports on Forms 6-K, all of which are available at www.sec.gov. All forward-looking statements attributable to the Lilium Group, Azul or any person acting on behalf of any of the foregoing are expressly qualified in their entirety by this cautionary statement.

Important Information About the Business Combination and Where to Find It

A full description of the terms of the business combination is provided in the registration statement filed with the SEC by Lilium B.V. (as amended from time to time, the “Registration Statement”), which will later be converted into a Netherlands public limited liability company (naamloze vennootschap) (“Lilium N.V.”) that includes a prospectus with respect to Lilium N.V.’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of Qell to vote on the business combination. Qell urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents will contain important information about Qell, Lilium and the business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to shareholders of Qell as of a record date to be established for voting on the business combination. Shareholders are able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge by directing a request to: Qell, info@qellspac.com. These documents will also be made available on Qell’s website. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement may also be obtained, without charge, on the SEC’s website (www.sec.gov).

Participants in the Solicitation Process

Qell, Lilium, Lilium N.V. and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Qell’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Qell has been filed in the Registration Statement, which includes the proxy statement/prospectus, for the proposed business combination and is available, without charge, at www.sec.gov.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contact Information for Media Relations

Meredith Bell, Lilium

+41 79 432 57 79

meredith.bell@lilium.com

press@lilium.com

Fabio Davidsohn Abud, Azul

+55 11 4831 1245

imprensa@voeazul.com.br

Contact Information for Investor Relations

Björn Scheib, Lilium

+49 176 417 57 335

Bjoern.scheib.ext@lilium.com

Thais Haberli, Azul

+55 11 97027 3011

thais.haberli@voeazul.com.br